August 29, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins Joyce Sweeney Jan Woo Bernard Nolan

Re:	SVMK Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 10, 2018 CIK No. 0001739936

Ladies and Gentlemen:

On behalf of our client, SVMK Inc. (“SurveyMonkey” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2018 (the “Current SEC Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Prior Registration Statement”). We are concurrently submitting via EDGAR this letter and publicly filing a revised version of the Registration Statement (the “Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the Prior Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Prior Registration Statement), all page references herein correspond to the page of the Revised Registration Statement.

Securities and Exchange Commission

August 29, 2018

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	You refer to an internal survey on page 8. Please explain to us the scope of such survey and how you determined that 80% of your paying users utilize your products for business purposes.

The Company respectfully advises the Staff that it conducted a survey of its U.S. active users from July 11, 2016 until August 12, 2016. The survey was distributed to a sample of paying users on the Company’s monthly and annual plans and solicited feedback using questions regarding their use of SurveyMonkey, their opinion of SurveyMonkey and other questions. Based on 2,032 responses, and after employing standard statistical weighting of the responses to reflect the full distribution of our user base across plan types and levels of engagement, the Company estimated that over 80% of its paying users utilize its products for business purposes.

2.

We note your revised disclosures on page 117 in response to prior comment 7. Considering you refer to paying users in organizational domains and the percentage of users in Fortune 500 companies several times throughout the prospectus summary, please revise to balance these disclosures and provide investors with context about your organization-level relationships by including a discussion of the percentage of revenue generated from, and the number of customers with, organization-level agreements as of the most recent financial statement date.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 8, 70, 104, 113 and 118, to provide investors with additional context about its organization level relationships.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

3.

We note your revised disclosure in response to prior comment 6. Please revise to disclose, as you state in your response, that the purpose of the Team Advantage and Team Premier Plans is to “monetize free users as opposed to upselling organizations by offering coworkers additional functionality without the higher cost and full suite of enhanced capabilities of SurveyMonkey Enterprise.” Also, revise to clarify that as more users convert to these plans, ARPU may decline as revenue increases because of the discounted pricing associated with these plans.

In response to the Staff’s comment, the Company has added disclosure on pages 70 and 73 to disclose that the purpose of the Team Advantage and Team Premiere plans is to monetize free users as opposed to upselling organizations by offering co-workers additional functionality without the higher cost and full suite of enhanced capabilities of SurveyMonkey Enterprise. Further, the Company has also revised its disclosure to clarify that as more users convert to the Team Advantage and Team Premiere plans, ARPU may decline as revenue increases because of the discounted pricing associated with these plans.

Our Valuable Customer Base, page 71

4.	You state that you have not historically tracked dollar-based net retention rates. Please tell us when you began tracking this information and provide us with actual rates for each available period.

The Company respectfully advises the Staff that it has not historically tracked individual dollar-based net retention rates and organizational dollar-based net retention rates, and began calculating this

Securities and Exchange Commission

August 29, 2018

information in connection with the preparation of the registration statement, which was first submitted confidentially to the Commission on June 15, 2018. The Company’s organizational dollar-based net retention rates and individual dollar-based retention rates beginning in the first quarter of 2017 are provided in the table below:

	Dollar-Based Net Retention Rates
	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Organizational	95.7%	95.1%	95.8%	97.8%	102.3%	106.0%
Individual	82.3%	81.8%	83.5%	89.1%	91.6%	92.1%

5.

You state in your response to prior comment 9 that you prepared information regarding dollar-based net retention rates so that investors would have an understanding of the company’s customer loyalty and retention rates; however, you also state that you do not use these metrics in operating your business. Considering your business is reliant, in part, on subscription renewals, please tell us how you measure renewals or retention of paying users. Also, explain further your statement in response to comment 9 in your July 20, 2018 letter that the company “monitors retention using dollar-based net retention rate of annualized revenue.”

The Company respectfully confirms to the Staff that it has not historically monitored organizational or individual dollar-based net retention rates, and has prepared these metrics for the Registration Statement to provide an overview of its customer loyalty and retention in a presentation that would be helpful to investors. The Company’s response to comment 9 in the July 20, 2018 letter referenced above should have stated that the Company is “presenting retention using dollar-based net retention rate of annualized revenue,” but that the Company monitors retention in a more detailed and nuanced way to operate its business.

When operating its business, instead of reviewing aggregated retention information, the Company’s management evaluates the retention of its paying users on a more granular level based on a wide range of variables. The Company monitors the retention of its users by, among other things, customer type, registration date, initial subscription date, most recent subscription date, subscription plan, payment method, geography and product type. Typically, this data is collated based on multiple categories and then analyzed. As an illustrative example, the Company’s management tracks the retention of individual paying users in the United States on Advantage Plans who initially subscribed to a plan in January 2016. The Company’s management focuses on retention information across different cohorts of paying users based on multiple variables because each cohort of paying users has its own unique retention characteristics. This granular data provides information that management is able to use to further optimize the Company’s business. While this data is meaningful for the Company’s management in evaluating and optimizing the day-to-day operation of its business, the Company believes that this level of detail would be overwhelming, difficult to interpret in a summary form, and confusing to

Securities and Exchange Commission

August 29, 2018

investors. As a result, the Company prepared the dollar-based net retention rate metric, which incorporates the different retention characteristics of all of the Company’s paying users and distills such data into more easily comprehensible information. The Company believes that this metric, and how management has presented it, is useful for investors and appropriately balances the importance of the retention information relative to other disclosures that the Company has provided to supplement its consolidated financial statements prepared in accordance with generally accepted accounting principles (“GAAP”), including its key business metric and non-GAAP financial measures.

*****

Securities and Exchange Commission

August 29, 2018

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:

Alexander J. Lurie, SVMK Inc.
Lora D. Blum, SVMK Inc.
Adam M. Inglis, SVMK Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP